UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-39169

NATURA &CO HOLDING S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A
Parque Anhanguera
São Paulo, São Paulo 05106-000, Brazil
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☒
Rule 12h-6(c) (for debt securities)	☐
Rule 12h-6(d) (for successor registrants)	☐
Rule 12h-6(i) (for prior Form 15 filers)	☐

Part I

Item 1: Exchange Act Reporting History

A.	NATURA &CO HOLDING S.A. (the “Company”) first became required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) in connection with the completion of the offering of its common shares, no par value (the “Common Shares”) and American Depositary Shares (the “ADSs”) representing the Common Shares pursuant to an effective registration statement on Form F-4 (Registration No. 333-233910), and the related registration of the Common Shares and ADSs under Section 12(b) of the Exchange Act and listing of the ADSs on the New York Stock Exchange on January 6, 2020.

B.	The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Securities Exchange Commission rules for the 12 months preceding the filing of this Form 15F. The Company has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2: Recent United States Market Activity

The last sale of securities of the Company in a transaction registered under the Securities Act of 1933, as amended, was the sale of Common Shares and ADSs under the Company’s Registration Statement on Form F-3 (Registration No. 333-249198) pursuant to a prospectus supplement dated October 8, 2020. The closing of the offering occurred on October 14, 2020.

On April 23, 2024, the Company filed post-effective amendments to terminate all offerings and deregister any and all securities, registered but unsold or otherwise unissued as of such date under the Company’s Registration Statement on Form F-3 (Registration No. 333-249198) and the Company’s Registration Statement on Form S-8 (File No. 333-235802).

Item 3: Foreign Listing and Primary Trading Market

A.	The primary trading market for the Common Shares is the São Paulo Stock Exchange (B3 S.A.—Brasil, Bolsa, Balcão), or the “B3,” located in the City of São Paulo, State of São Paulo, Brazil. The trading symbol for the Common Shares on the B3 is “NTCO3”.

B.	The Common Shares have been listed on the B3 since December 18, 2019. The Company has maintained a listing of its Common Shares on the B3 for at least the 12 months preceding the filing of this Form 15F.

C.	During the recent 12-month period beginning on December 4, 2023 and ending December 3, 2024, trading of the Common Shares on the B3 constituted 99.0% of the worldwide trading of the Common Shares.

Item 4: Comparative Trading Volume Data

Not applicable.

Item 5: Alternative Record Holder Information

As of October 10, 2024, the Company had 254 shareholders that were United States residents. The Company relied on information provided by CMi2i Ltd. to determine the number of U.S. holders.

Item 6: Debt Securities

Not applicable.

Item 7: Notice Requirement

A.	The Company published a material fact on December 9, 2024, as required by Rule 12h-6(h) under the Exchange Act, disclosing its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act.

B.	The material fact was posted on the Company’s website and submitted to the SEC on Form 6-K via EDGAR on December 9, 2024.

Item 8: Prior Form 15 Filers

Not applicable.

Part II

Item 9: Rule 12g3-2(b) Exemption

The Company will make available any information required pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act on the Company’s website, https://ri.naturaeco.com/en/.

Part III

Item 10: Exhibits

None.

Item 11: Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, NATURA &CO HOLDING S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, NATURA &CO HOLDING S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
Name:	Guilherme Strano Castellan
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: December 9, 2024